UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):
May 31, 2016

ELIO MOTORS, INC.
(Exact name of issuer as specified in its charter)

Arizona	27-1288581
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016
(Full mailing address of principal executive offices)

(480) 500-6800
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock, no par value

Item 7.    Departure of Certain Officers

Hari Iyer, the Chief Operating Officer of Elio Motors, Inc. (the “Company”), resigned from that position effective May 31, 2016 in order to start a new business.  He will continue to serve as a director of the Company and provide consulting services to the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELIO MOTORS, INC.
(Exact name of issuer as specified in its charter)

By:	/s/ Connie Grennan
Connie Grennan
Chief Financial Officer

Date: June 6, 2016